Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces the Appointments of Dr.  Ronald Cresswell and

Dr.  Calvin Stiller to Board of Directors

Toronto, Ontario (January 10, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C), have been named to its Board of Directors. Both Dr. Cresswell, former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Dr. Stiller, co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry.

“Drs. Stiller and Cresswell are highly respected individuals and have outstanding track records in the research and development of new therapeutics for a broad range of healthcare markets,” commented William R. Grant, Chairman of the Board of Vasogen. “I am extremely pleased that both Cal and Ron have agreed to join our Board, as their extensive industry experience will serve Vasogen well as we approach the completion of two pivotal phase III programs targeting large cardiovascular markets.”

Dr. Ronald Cresswell brings over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas to Vasogen’s Board of Directors. Dr. Cresswell, the former Senior Vice President and Chief Scientific Officer of Warner-Lambert, began his tenure with Warner-Lambert in 1988 as the President of Research and Development of the Parke-Davis Pharmaceutical Research Division. From 1989-1998, he served as Vice President and Chairman of the Parke-Davis Worldwide Pharmaceutical Research Division. Dr. Cresswell’s vision and leadership in the development of Lipitor® at Parke-Davis was instrumental in the product’s ultimate success. Dr. Cresswell joined Warner-Lambert from Laporte Industries, Ltd., an international chemical company, where he was Chief Operating Officer. Prior to this, Dr. Cresswell was with Burroughs Wellcome for over twenty years. At Burroughs Wellcome, he held a broad range of research and development positions in both the United Kingdom and the United States, and was responsible for a research staff of over 3,000 people. Dr. Cresswell has served on the Board of Directors of Esperion Therapeutics, Inc., Allergan, Inc., and Curagen Corporation.

Dr. Calvin Stiller brings a strong background in medicine and immunology to Vasogen’s Board of Directors and has extensive experience in developing new therapeutics for a broad range of disease targets. He is currently a Professor of Medicine, and a Professor in the Microbiology and Immunology Department at the University of Western Ontario. Dr. Stiller established the Multi-Organ Transplant Service in London, Ontario, and served as the unit’s chief from 1984 to 1996. During this period, he was principal investigator of the Canadian multi-center study that established the importance of

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cyclosporine in transplantation and led to its worldwide use as first-line therapy for transplant rejection. Dr. Stiller is the co-founder of four healthcare funds including the Canadian Medical Discoveries Fund Inc., where he served as Chairman and Chief Executive Officer. He was a Member of the Council and Executive Committee of the Medical Research Council of Canada (1987-1993) and is currently the Chair of the Ontario Research and Development Challenge Fund and a Board Member of the Ontario Innovation Trust. Dr. Stiller serves on the Board of Directors of NPS Pharmaceuticals, Inc., Spectral Diagnostics Inc., Residence Retirement REIT, and CPL Trust and several public endeavors and foundations, including Genome Canada (Chair), MARS (Medical and Related Sciences Discovery District), and OCRN (Ontario Cancer Research Network). He is also the recipient of numerous awards including the MEDEC Award, the Order of Canada, and the Order of Ontario. In May 2002, Dr. Stiller received an Honourary Doctor of Laws Degree from McMaster University in Hamilton.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing two pivotal phase III clinical trials targeting large cardiovascular markets. The 2,400-patient phase III ACCLAIM trial is a 176 center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 550-patient phase III SIMPADICO trial, which was closed out early in August 2005, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. These phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.